                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 24, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

FOR IMMEDIATE RELEASE


CONTACTS:
                                          VMW Corporate & Investor Relations
MERANT                                    Vicki Weiner/Sylvia Dresner
Ken Sexton                                United States
Chief Financial Officer                   1-212-616-6161
1-301-838-5210                            info@vmwcom.com
Ken.Sexton@merant.com
                                          Financial Dynamics
Larry De'Ath                              Giles Sanderson/Edward Bridges
VP, Investor Relations                    United Kingdom
1-301-838-5228                            44 (0) 171 813 3113
Larry.Death@merant.com                    edward.bridges@fd.com


           MERANT'S FIRST QUARTER RESULTS EXCEED PROFIT EXPECTATIONS
                    Company Strengthens e-Business Position


MOUNTAIN VIEW, Calif. and NEWBURY, England - August 24, 1999 - MERANT (London Stock Exchange (LSE): MRN; NASDAQ National Market (NNM): MRNT), a global leader in the fast-growing marketplace for enterprise application development software and services, today reported results for the first fiscal quarter ended July 31, 1999.

For the first fiscal quarter, revenues were $87.6 million, under U.S. generally accepted accounting principles (or "GAAP"). Net earnings were $0.9 million and diluted earnings per American Depository Share (ADS) were $0.03. Cash increased sequentially by $3 million since the beginning of the quarter to $124.1 million at July 31, 1999.

Under U.K. GAAP, revenues for the first fiscal quarter were GBP 54.9 million. Pre-tax earnings excluding goodwill amortization were GBP 1.4 million for the quarter ended July 31, 1999. After goodwill amortization and taxes, net losses were GBP 7.9 million or 5.7 pence per share. Cash balances totalled GBP 77.1 million at the end of the most recent quarter.

"We are very pleased with the results of the first fiscal quarter," said MERANT President and CEO Gary Greenfield. "Over the past nine months, our management team has implemented the internal changes that provide a framework to leverage MERANT's expertise into traditional and web-based applications. From a business perspective, legacy to web applications are playing an increasingly important role in many organizations' e-business strategies. Consistent with our long-term strategy of providing solutions that address e-business, we completed the acquisition of The Marathon Group, a premier Internet professional services firm. Marathon forms the core of MERANT Interactive Services and is complementary to, and will help accelerate, MERANT's existing e-business solutions."

"Our customers' desire to grow and transform their business to exploit the rapidly expanding e-business marketplace has created a strong demand for our application development management and enterprise data connectivity solutions," Mr. Greenfield said. "In fact, International Data Corporation (IDC) named MERANT the industry leader in the market for data access middleware, and indicate we are well positioned to address the new e-business requirements of our customers."

Commenting on the Company's financial position, Ken Sexton, MERANT's chief financial officer, said, "The benefits of the INTERSOLV - Micro Focus merger consolidation program are beginning to be realized, with first quarter spending down compared to the fourth quarter of fiscal 1999. In addition, our financial position was again strengthened as our business operations continued to generate cash."

Highlights of MERANT's first quarter include:

* MERANT Expands Ability to Deliver Best-in-Class Enterprise e-Business Solutions MERANT Interactive Services was formed with the recent acquisition of privately-held The Marathon Group, a premiere Internet professional services firm, providing creative, development, marketing and e-business strategy, as well as an impressive client list. This move is a fundamental part of MERANT's long-term strategy to better support customers' increasing requirements to "e"-enable their enterprises.

* Towers Perrin Invests in MERANT e-Business Solutions - One of the world's largest management and human resources consulting firms, Towers Perrin, chose MERANT products and consulting services to help transform its pension administration system into a robust e-business application, and expedite its deployment via the Web and other distributed platforms.

* MERANT Unveils Most Comprehensive Solution for Process-Based Configuration Management - Extending its lead in process-based configuration management, MERANT introduced PVCS Dimensions(TM) 5.0, the industry's leading solution for automating the management of software change, protecting enterprise software assets and accelerating time-to-market.

* MERANT Delivers Robust Data Integration for Microsoft Transaction Server - Meeting the needs of today's demanding application server market, MERANT announced industry-leading DataDirect(R)solutions for Microsoft Transaction Server (MTS) and Distributed Transaction Coordinator.

* MERANT Delivers Enterprise Data Access for Red Hat Linux - Addressing customer and CIO concerns about the establishment of standards for the industry's fastest-growing server operating environment, MERANT introduced DataDirect solution for Red Hat Linux, enabling organizations to rapidly build and deploy Linux applications.

About  MERANT

Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. MERANT empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-Business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with more than $370 million in annual revenues and more than 2,000 employees, MERANT has approximately 500 technology partners and more than 5 million licenses at over 35,000 customer sites - including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT web site at http://www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.


                   (Tables and Supplemental Analysis Follow)

US GAAP RESULTS

The acquisition of INTERSOLV, Inc. ("INTERSOLV") completed in September 1998 was accounted for as a pooling-of-interests under U.S. generally accepted accounting principles (GAAP). Accordingly, all U.S. financial data presented herein, including the results announced above, include the results of INTERSOLV.

Revenue for the three months ended July 31, 1999 was $87.6 million, down $7.7 million or 8% from last year's comparable quarter. The decrease was mostly the result of lower demand for products focused on fixing the Year 2000 (or "Y2K") software problem. For the three months ended July 31, 1999, revenue from the Y2K area represented 2% of license fees and 12% of overall revenue, down substantially from the prior year's comparable quarter.

Gross margins were $64.4 million or 74% of revenue for the most recent quarter, compared with $69.0 million or 72% of revenue for the quarter ended July 31, 1998. Operating expenses for the July 31, 1999 quarter were $63.1 million, up 8% compared with last year's comparable quarter. Most of the increase in operating expenses was the result of additional investments in sales and marketing as planned for the current fiscal year. Pre tax earnings before goodwill amortization charges, interest income and taxes were $1.3 million compared with $10.4 million for the quarter ended July 31, 1998. Earnings per American Depositary Share (or "ADS") were $0.03 compared with $0.24 per ADS for last year's comparable quarter.

Summary financial results are as follows:

US Dollars,  US GAAP                              Three months ended
(in  millions,  except per ADS  amounts)                July 31
                                                    1999        1998
                                                    ----        ----
Revenue                                           $87.6m      $95.3m
EBITDA                                             $1.3m      $10.4m
Net income                                         $0.9m       $7.2m
Earnings per ADS - Diluted                         $0.03       $0.24

Notes:
* Basis of presentation: under US GAAP, the INTERSOLV acquisition has been accounted for as a pooling-of-interests, and accordingly all periods presented in US format disclose the combined results of MERANT and INTERSOLV

* EBITDA is earnings before interest, taxes and goodwill amortization charges.


UK GAAP RESULTS

In accordance with UK GAAP, the INTERSOLV transaction has been accounted for as an acquisition. Accordingly, the UK format results incorporate the results of INTERSOLV from September 24, 1998, the date of the completion of its acquisition. Goodwill arising from the acquisition, which totalled GBP 140.1 million, will be charged against income over a four-year term.

Revenue for the quarter increased 88% to GBP 54.9 million, from GBP 29.3 million for the quarter ended July 31, 1998. This increase in revenue is primarily the result of the acquisition of INTERSOLV. Operating expenses increased in a like amount also because of the INTERSOLV acquisition. Goodwill charges of GBP 8.8 million in the July 31, 1999 quarter are primarily related to the INTERSOLV acquisition. Pre-tax earnings excluding charges associated with the amortization of goodwill were GBP 1.4 million compared with GBP 5.1 million in the comparable prior year period. Including the effect of goodwill charges, loss after taxation was GBP 7.9 million and loss per share was 5.7 pence, compared to a profit after taxation of GBP 3.4 million and diluted earnings per share of 4.2 pence for the corresponding prior year period.

Summary financial results are as follows:

GB Pounds, UK GAAP                                      Three months ended
(amounts in millions, except per share amounts)              July 31
                                                         1999       1998
                                                         ----       ----
Revenue                                               GBP 54.9m   GBP 29.3m
EBITDA                                                 GBP 0.8m    GBP 4.4m
(Loss) profit before taxation                         (GBP 7.3)m   GBP 5.0m
(Loss) profit after taxation                          (GBP 7.9)m   GBP 3.4m
EPS: Diluted                                              (5.7)p       4.2p

Notes:
* Basis of presentation: under UK GAAP, the INTERSOLV transaction has been accounted for as an acquisition, and accordingly the UK format results include the results of INTERSOLV from September 24, 1998, the date of its acquisition

* EBITDA is earnings before interest, taxes and goodwill amortization charges.


Trademarks

MERANT and Dimensions are trademarks, and DataDirect, Micro Focus and PVCS are registered trademarks, of MERANT. All other trademarks as they appear in this announcement are the property of their respective owners.


Securities Exchanges

As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, beginning in 1997, MERANT commenced furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of the Annual Report for the year ended January 31, 1998 are available upon request to MERANT's offices in Mountain View, California, and Newbury, United Kingdom.


Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding expectations for revenue and profit growth, future demand for MERANT's application development management solutions and data connectivity solutions, features and benefits of MERANT's products and services, and expectations for MERANT's Interactive Services and e-commerce business, including the integration of The Marathon Group. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by the forward-looking statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the ability of MERANT to develop, release and sell products and services to customers in the highly dynamic market for enterprise application development solutions, the potential need for enterprise application development solutions to shift based on changes in underlying technology standards coming into use, and the effect of competitors' efforts to enter MERANT's markets. Further information on potential factors which could affect MERANT's financial results is included in the Registration Statement on Form F-4 relating to the INTERSOLV acquisition, MERANT's Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998, July 31, 1998, October 31, 1998 and January 31, 1999, and INTERSOLV's Annual Report on Form 10-K for the years ended April 30, 1998, and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the SEC, as they may be updated and amended with future filings.

MERANT plc - QUARTER ENDED JULY 31, 1999
CONSOLIDATED STATEMENTS OF INCOME US FORMAT

-------------------------------------------------------------------------------
(in thousands - except per share and ADS data)            Three          Three
                                                         months         months
                                                          ended          ended
                                                        July 31        July 31
                                                           1999           1998
                                                    (unaudited)    (unaudited)
-------------------------------------------------------------------------------
Revenue
       License Fees                                     $42,526        $50,726
       Maintenance subscriptions                         25,380         24,508
       Training and consulting                           19,689         20,041
-------------------------------------------------------------------------------
Total revenue                                            87,595         95,275
-------------------------------------------------------------------------------
Cost of revenue
       Cost of product revenue                            2,555          2,762
       Cost of maintenance revenue                        5,694          6,203
       Cost of service revenue                           14,916         17,316
-------------------------------------------------------------------------------
Total cost of revenue                                    23,165         26,281
-------------------------------------------------------------------------------
Gross profit                                             64,430         68,994
-------------------------------------------------------------------------------
Operating expenses
       Research and development                          14,492         15,480
       Sales and marketing                               40,830         36,076
       General and administrative                         7,812          7,078
-------------------------------------------------------------------------------
Total operating expenses                                 63,134         58,634
-------------------------------------------------------------------------------
Income before goodwill amortization                       1,296         10,360
Goodwill amortization                                       978            769
-------------------------------------------------------------------------------
Income from operations                                      318          9,591
Interest income, net                                      1,013          1,410
-------------------------------------------------------------------------------
Income before income taxes                                1,331         11,001
Income taxes                                                479          3,772
-------------------------------------------------------------------------------
Net income                                               $  852       $  7,229
===============================================================================
Net income per share: basic                               $0.01          $0.05
Net income per ADS: basic                                 $0.03          $0.26
Shares used in computing basic net income per share     143,792        137,823
ADS's used in computing basic net income per ADS         28,758         27,565
-------------------------------------------------------------------------------
Net income per share: diluted                             $0.01          $0.05
Net income per ADS: diluted                               $0.03          $0.24
Shares used in computing diluted net income per share   148,606        145,618
ADS's used in computing diluted net income  per ADS      29,721         29,124
-------------------------------------------------------------------------------
Note:. Each American Depositary Share ("ADS") represents five ordinary shares.


MERANT plc - QUARTER ENDED JULY 31, 1999
CONSOLIDATED BALANCE SHEETS US FORMAT

-------------------------------------------------------------------------------
(in thousands)                                          July 31       April 30
                                                           1999           1999
                                                    (unaudited)     (unaudited)
-------------------------------------------------------------------------------
Assets
Current Assets:
       Cash and cash equivalents                       $103,145        $86,580
       Short-term investments                            20,995         34,804
       Accounts receivable, net                          99,819        111,317
       Prepaid expenses and other asset                  11,139         13,485
-------------------------------------------------------------------------------
Total current assets                                    235,098        246,186
-------------------------------------------------------------------------------
Fixed Assets:
       Property, plant and equipment, net                46,142         46,090
       Goodwill, net                                      9,420         10,239
       Software product assets, net                      15,862         17,007
       Other assets                                       4,545          3,560
-------------------------------------------------------------------------------
Total  assets                                          $311,067        323,082
-------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
       Bank loans                                        $4,360         $2,716
       Accounts payable                                  10,934         12,150
       Accrued employee compensation                     16,665         24,352
       Income taxes payable                              18,805         18,325
       Deferred revenue                                  64,261         69,155
       Other current liabilities                         26,477         29,869
-------------------------------------------------------------------------------
Total current liabilities                               141,502        156,567
Deferred income taxes                                    15,222         14,304
-------------------------------------------------------------------------------
Total  liabilities                                      156,724        170,871
-------------------------------------------------------------------------------
Shareholders' equity:
       Ordinary shares                                    4,704          4,691
       Additional paid-in capital and other reserves    155,994        154,868
       Treasury stock                                   (7,453)        (7,552)
       Retained earnings                                  9,702          8,850
       Accumulated other comprehensive loss             (8,604)        (8,646)
-------------------------------------------------------------------------------
Total  shareholders' equity                             154,343        152,211
-------------------------------------------------------------------------------
Total  liabilities and shareholders' equity            $311,067       $323,082
===============================================================================

MERANT plc - QUARTER ENDED JULY 31, 1999
CONSOLIDATED PROFIT AND LOSS ACCOUNT UK FORMAT

-------------------------------------------------------------------------------
(in thousands - except share, per share data)            Three           Three
                                                        months          months
                                                         ended           ended
                                                       July 31         July 31
                                                          1999            1998
                                                   (unaudited)     (unaudited)
                                                       GBP'000         GBP'000
-------------------------------------------------------------------------------
Revenue
       License fees                                     26,749          18,072
       Maintenance subscriptions                        15,815           7,841
       Training and consulting                          12,331           3,360
-------------------------------------------------------------------------------
Total revenue                                           54,895          29,273
-------------------------------------------------------------------------------
Cost of revenue
       Cost of product revenue                           1,597           1,136
       Cost of maintenance revenue                       3,568           2,403
       Cost of service revenue                           9,275           2,877
-------------------------------------------------------------------------------
Total cost of revenue                                   14,440           6,416
-------------------------------------------------------------------------------
Gross profit                                            40,455          22,857
-------------------------------------------------------------------------------
Operating expenses
       Research and development                          9,069           5,142
       Sales and marketing                              25,464          11,028
       General and administrative                        5,136           2,289
-------------------------------------------------------------------------------
Total operating expenses                                39,669          18,459
-------------------------------------------------------------------------------
Operating  profit before goodwill amortization             786           4,398
Goodwill amortization, net                               8,754             136
-------------------------------------------------------------------------------
Operating (loss)/profit before interest andtaxation    (7,968)           4,262
Interest income, net                                      638              712
-------------------------------------------------------------------------------
(Loss)/profit before taxation                          (7,330)           4,974
Taxation                                                 (592          (1,617)
-------------------------------------------------------------------------------
(Loss)/profit for the period after taxation            (7,922)           3,357
===============================================================================
(Loss)/earnings per share: basic                        (5.7p)            4.4p
(Loss)/earnings per share: diluted                      (5.7p)            4.2p
-------------------------------------------------------------------------------
Number of shares: basic                                139,982          76,295
Number of shares: diluted                              139,982          79,929


MERANT plc - QUARTER ENDED JULY 31, 1999
CONSOLIDATED BALANCE SHEET UK FORMAT

-------------------------------------------------------------------------------
(in thousands of U.K. pounds)                              July 31    April 30
                                                              1999        1999
                                                       (unaudited) (unaudited)
-------------------------------------------------------------------------------
Fixed Assets:
       Intangible fixed assets                             127,056     133,976
       Tangible fixed assets                                28,660      28,633
       Investment                                            4,629       4,691
-------------------------------------------------------------------------------
Total  fixed assets                                        160,345     167,300
-------------------------------------------------------------------------------
Current Assets:
       Stock                                                 1,173       1,780
       Trade debtors                                        67,745      77,887
       Cash and bank deposits                               77,106      75,394
-------------------------------------------------------------------------------
Total current assets                                       146,024     155,061
-------------------------------------------------------------------------------
Creditors: amounts falling due within one year
       Bank loans and overdrafts                             2,708       1,696
       Trade creditors                                       6,791       7,549
       Accrued employee compensation                        10,351      15,126
       Current corporation tax                              13,330      11,534
       Accrued expenses and other current liabilities       15,143      13,832
       Deferred revenue                                     38,640      42,954
-------------------------------------------------------------------------------
Total current liabilities                                   86,963      92,691
-------------------------------------------------------------------------------
Net current assets                                          59,061      62,370
-------------------------------------------------------------------------------
Total assets less current liabilities                      219,406     229,670
Creditors: amounts falling due after more than one year         13           6
Provision for liabilities and charges: deferred taxation     9,442      12,555
-------------------------------------------------------------------------------
Net assets                                                 209,951     217,109
-------------------------------------------------------------------------------
Capital and reserves
       Called up share capital                               2,882       2,873
       Share premium account and other reserves            189,949     189,261
       Profit and loss account                              17,120      24,975
-------------------------------------------------------------------------------
Total  shareholders' equity                                209,951     217,109
===============================================================================

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  August 24, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer